COMMON STOCK

PAR VALUE $.01 PER SHARE

COMMON STOCK

PAR VALUE $.01 PER SHARE

SHARES

NUMBER

WPH

THIS CERTIFICATE IS TRANSFERABLE IN THE
CITIES OF NEW YORK, N.Y., RIDGEFIELD PARK, N.J.
AND WASHINGTON, D.C.

PepcoHoldings, Inc.

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 713291 10 2

This Certifies that

is the owner of

FULLY PAID AND NON-ASSESSABLE SHARES OF THE PAR VALUE OF ONE CENT ($.01) PER SHARE OF THE COMMON STOCK OF

Pepco Holdings, Inc. transferable on the books of the Company by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. A statement of the designations, preferences, limitations and relative rights of the Serial Preferred and Common Stocks of the Company and of the variations in the relative rights and preferences between the shares of each series of Serial Preferred Stock (or information as to where such a statement may be obtained) is printed upon the back hereof; and this Certificate and the shares represented hereby are issued and shall be held subject to all the provisions of the Certificate of Incorporation of the Company and the shares represented hereby are issued and shall be held subject to all of the provisions of the Certificate of Incorporation of the Company and all amendments thereto (copies of which are on file at the office of the Transfer Agent), to all of which the holder, by acceptance hereof, assents. This Certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of Pepco Holdings, Inc. and the facsimile signatures of its duly authorized officers.

Dated:



SECRETARY   PRESIDENT

COUNTERSIGNED AND REGISTERED:
POTOMAC ELECTRIC POWER COMPANY
(WASHINGTON, D.C.)   TRANSFER AGENT
                                    AND REGISTRAR,

BY   BY

TRANSFER CLERK   REGISTRAR

AUTHORIZED SIGNATURES



American Bank Note Company.

PEPCO HOLDINGS, INC.

The corporation will furnish to any shareholder upon request and without charge a full statement of the powers, designations, preferences, limitations, and relative rights of the shares of each class authorized to be issued and the variations in the relative rights and preferences between the shares of each series of its preferred stock so far as the same have been fixed and determined and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series. Such requests should be directed to the Treasurer of the corporation at its principal office, 701 Ninth Street, N. W., Washington, D.C. 20068.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common

TEN ENT - as tenants by the entireties

JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - ………………Custodian……………………
                                       (Cust)   (Minor)
                          under Uniform Gifts to Minors
                          Act……………………………
                                       (State)

Additional abbreviations may also be used though not in the above list.

For Value received, _____ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER
   IDENTIFYING NUMBER OF ASSIGNEE

|_____|_____

_____
PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

_____

_____

_____ *Shares*

of the Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint _____

_____ *Attorney*

to transfer the said stock on the books of the within named Company with full power of substitution in the premises.

Dated, _____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER
.

SIGNATURE(S) GUARANTEED: _____
THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17 Ad 15

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, MUTILATED OR DESTROYED,THE CORPORATION WILL REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.